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                                                                      EXHIBIT 12

                             VASTAR RESOURCES, INC.

                STATEMENT SETTING FORTH DETAIL OF COMPUTATION OF
                RATIO OF EARNINGS TO FIXED CHARGES -- UNAUDITED
                             (DOLLARS IN MILLIONS)

                                                                              FOR THE THREE
                                          FOR THE YEAR ENDED DECEMBER 31,     MONTHS ENDED
                                          --------------------------------    DECEMBER 31,
                                            1996        1995        1994          1993
                                          --------    --------    --------    -------------
Income from continuing operations before
  income taxes, minority interest and
  cumulative effect of change in
  accounting principle(1)...............    $212.7      $ 56.2      $153.6        $ 1.0
Fixed Charges:
  Interest expense charged to income,
     and portion of rentals
     representative of interest(2)......      52.3        57.0        66.3          4.5
Capitalized Interest....................        --          --          --           --
                                            ------      ------      ------        -----
          Total fixed charges...........      52.3        57.0        66.3          4.5
                                            ------      ------      ------        -----
Earnings(1)+(2).........................    $265.0      $113.2      $219.9        $ 5.5
                                            ======      ======      ======        =====
Ratio of earnings to fixed charges......      5.07        1.99        3.32         1.22
                                            ======      ======      ======        =====

The Company has no issuances of preferred stock.